Judgment of Court Regarding Former CEO

Our former Chief Executive Officer Chung, Joon Yang was prosecuted without detention in November 10, 2015 for the allegation of purchasing an underperforming corporation for a high cost.
The Seoul Central District Court and the Seoul High Court declared him innocent in January 20, 2017 and August 18, 2017, respectively.